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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ____0______)*


                               COMSAT CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    20564D10
                                    ---------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).1

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provides in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- ------------------------------                       --------------------------
     CUSIP No.20564D10                    13G           Page 2 of 10 Pages
                                                            ---   ---
- ------------------------------                       --------------------------
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                Provident Investment Counsel
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION    California

- -------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER                 0
SHARES              -----------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER          1961100
OWNED BY            -----------------------------------------------------------
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING           -----------------------------------------------------------
PERSON              8    SHARED DISPOSITIVE POWER     2610000
WITH
- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2610000

- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    6.5%

- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*       CO, IA

- -------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILING OUT!

                            Page 2 of 10 pages

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- -----------------------------                        --------------------------
     CUSIP No.20564D10                    13G           Page 3 of 10 Pages
                                                            ---   ---
- -----------------------------                        --------------------------
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                Robert Marvin Kommerstad
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.A.

- -------------------------------------------------------------------------------
NUMBER OF           5    SOLE VOTING POWER                 0
SHARES              -----------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER          1961100
OWNED BY            -----------------------------------------------------------
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING           -----------------------------------------------------------
PERSON              8    SHARED DISPOSITIVE POWER     2610000
WITH
- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2610000

- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    6.5%

- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*       IN, HC

- -------------------------------------------------------------------------------

                   * SEE INSTRUCTION BEFORE FILING OUT!

                            Pages 3 of 10 pages

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ITEM 1.

     (a)  NAME OF ISSUER:  Comsat Corporation

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                6560 Rock Spring Drive  Bethesda, MD  20817


ITEM 2.

     (a)  NAME OF PERSON FILING:  This statement is being filed by
(i) Provident Investment Counsel, a California corporation and registered investment adviser ("IA"), and (ii) Robert Marvin Kommerstad, a shareholder of IA ("Shareholder") (collectively, the "Reporting Persons"). Shareholder controls IA by virtue of Shareholder's position as the sole voting trustee of a voting trust which holds all of the outstanding securities of IA.

          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Shareholder's ownership of Common Stock is indirect as a result of Shareholder's stock ownership in IA, and is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on page 3 above and in responses to item 4 by Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of the Shareholder to IA referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          IA's Principal Business Office is located at:

               300 North Lake Avenue, Pasadena, CA 91101-4022.

          Shareholder's Principal Business Office is located at:

               300 North Lake Avenue, Pasadena, CA 91101-4022.

     (c)  CITIZENSHIP:

          IA is a California corporation.

          Shareholder is a United States citizen.

                           Page 4 of      pages
                                     ----
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     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          20564D10


ITEM 3. IF THIS STATEMENT IS FILED PURSUANTIf TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in section 3(a)(19) of the act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) /x/ Investment Adviser registered under section 203 of the Investment Advisers Act
                    [IA]

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  /x/  Parent Holding Company, in accordance with
               Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                      [Shareholder]

     (h)  / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP

     (a) AMOUNT BENEFICIALLY OWNED: Reporting Persons each directly or indirectly beneficially own 2610000 shares of Common Stock. IA's beneficial ownership is direct and the Shareholder's beneficial ownership is indirect.

     (b)  PERCENT OF CLASS:  6.5%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)     sole power to vote or to direct the vote:  0

           (ii)     shared power to vote or to direct the vote:

                           Page 5 of      pages
                                     ----

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                         IA and Shareholder share the power to vote 1961100
                         shares. No other person has the power to vote such shares.

                         IA and Shareholder have no power to vote 648900 shares for which they have dispositive power.

          (iii) sole power to dispose or to direct the disposition of: 0

           (iv) shared power to dispose or to direct the disposition of:

                         IA and Shareholder share with each other the power to dispose all 2610000 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          IA, a registered investment adviser, and Shareholder, its controlling shareholder, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Shareholder is considered the equivalent of a parent holding company for purposes of this Schedule 13G. IA is considered Shareholder's subsidiary, and acquired the security being reported on by Shareholder. IA is a registered investment adviser. See Exhibit B.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

                           Page 6 of      pages
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ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                           Page 7 of      pages
                                     ----

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SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1994

                                   PROVIDENT INVESTMENT COUNSEL



                                   By:
                                        -----------------------
                                        Thad Brown
                                        Chief Financial Officer
                                        and Senior Vice-President



                                   ----------------------------
                                   Robert Marvin Kommerstad


                           Page 8 of      pages
                                     ----

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                                 EXHIBITS

EXHIBIT A Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B Identification and Classification of Subsidiary Which Acquired
          Security Being Reported On By the Parent Holding Company


                           Page 9 of      pages
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                                 EXHIBIT A

          STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Comsat Corporation may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

February 9, 1994

                                   PROVIDENT INVESTMENT COUNSEL



                                   By:
                                        -----------------------
                                        Thad Brown
                                        Chief Financial Officer
                                        and Senior Vice-President



                                   ----------------------------
                                   Robert Marvin Kommerstad


                           Page 10 of      pages
                                     ----
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                                  EXHIBIT B

                    IDENTIFICATION AND CLASSIFICATION OF
                  SUBSIDIARY WHICH ACQUIRED SECURITY BEING
                  REPORTED ON BY THE PARENT HOLDING COMPANY



     IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 5, 1986), Shareholder is considered the equivalent of the parent holding company of IA and is therefore eligible to report his indirect beneficial ownership in such shares on Schedule 13G.


                           Page 11 of      pages
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